Exhibit 4.5

THIS EMPLOYMENT AGREEMENT dated for reference the 6th day of August, 2008

BETWEEN:

HELIX BIOPHARMA CORP., a corporation amalgamated
under the Canada Business Corporations Act and having its head office at #3 - 305 Industrial Parkway South, Aurora, Ontario L4G
6X7
(the “Company”)

AND:

HEMAN CHAO, Businessman, of 5 Hogaboom, Aurora,
Ontario L4G DE5
(the “Executive”)

WHEREAS:

A.    the Executive was the Vice President of Technology of the Company from June 20, 2002 till December 1, 2006 and has been the Vice President of Research of the Company since December 1, 2006;

B.    the Board of Directors wishes to continue the Executive’s appointment as the Vice President of Research of the Company and the Executive has agreed to accept such appointment;

C.    The parties wish to enter into an Employment Agreement which reflects the current terms and conditions of the Executive’s office and employment with the Company;

THEREFORE in consideration of the recitals, the following covenants and the payment of one dollar made by each party to the other, the receipt and sufficiency of which is acknowledged by each party, the parties agree on the following terms:

ARTICLE 1 ENGAGEMENT AND DURATION

1.1    Engagement

The Company hereby continues the employment of the Executive as the Vice President of Research of the Company and the Executive accepts such employment and agrees to continue to provide services to the Company in such capacity and on the terms and conditions contained in this Agreement. The Executive acknowledges and agrees that the Company shall have the right from time to time during the term of this Agreement to change the title and / or office of the Executive on notice to the Executive, provided that the changed title and / or office is comparable to the Executive’s office at the date hereof.

1.2    Term

This Agreement and the employment of the Executive pursuant hereto shall continue until terminated by either party pursuant to ARTICLE 7 hereof.

ARTICLE 2 DUTIES

2.1    Performance of Duties

The Executive shall perform such services and duties as are normally provided by a Vice President of Research,

or comparable officer position, of a company in a business and of a size similar to the Company’s, and such other services and duties as may reasonably be assigned from time to time by the directors of the Company.

2.2    Standard of Care

The Executive shall, in exercising his powers and performing his functions, act honestly and in good faith and in the best interests of the Company, shall exercise the care, diligence and skill of a reasonably prudent person to the extent necessary to discharge the responsibilities assigned to the Executive and shall perform faithfully and efficiently such responsibilities.

2.3    Hours

The Executive shall devote, his full time and attention during normal business hours to the business and affairs of the Company.

2.4    Other Boards or Committees

The Executive’s performance of reasonable personal, civic or charitable activities or the Executive’s service on any boards or committees of any private or public companies shall not be deemed to interfere with the performance of the Executive’s services and responsibilities to the Company pursuant to this Agreement. The Executive agrees to inform the Board forthwith upon the Executive being appointed to any such board or committee.

2.5    Principal Place of Work

The Executive shall perform his duties primarily at the Company’s principal Executive offices which are currently located at #3 - 305 Industrial Parkway South, Aurora, Ontario L4G 6X7, or, subject to section 7.1(d), at such other location as shall be approved by the Board.

2.6    Reporting

The Executive shall report directly to the CEO.

2.7    Instructions

The Executive will, subject to the terms of this Agreement, comply promptly and faithfully with the Board’s reasonable and lawful instructions, directions, requests, rules and regulations.

2.8    Change of Control

In the event of a change of control of the Company, the Company shall continue to engage and the Executive shall continue to serve the Company in the same capacity and have the same authority, responsibilities and status as he had as of the date immediately prior to the change of control. Following a change of control, the Executive's services shall be performed at such location as may be mutually agreed upon between the Company and the Executive provided that such location shall be within the York Region or Greater Metropolitan Toronto area, Province of Ontario.

For the purposes of this Agreement, the occurrence of any one of the following shall be deemed to constitute a “change of control” (the “Change of Control”):

(a)   a change in the composition of the Board of Directors of the Company occurring within any two-year period, as a result of which fewer than a majority of such directors are Incumbent Directors. "Incumbent Directors" shall mean directors of the Company who either:
        (i)    are directors of the Company as of the date hereof, or

      (ii)    are elected, or nominated for election, as directors of the Company by the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination;
(b)   upon completion of any merger, arrangement or amalgamation involving the Company, provided that upon such completion, less than a majority of the directors (or other persons in a similar capacity, hereinafter referred to as “Merged Directors”) of the merged, amalgamated, surviving or parent person (the “Merged Entity”) are Incumbent Directors;
(c)   when any Control Person or any person acting jointly or in concert with a Control Person votes against any proposal put before the shareholders of the Company by the Board of Directors of the Company, and such proposal is in fact defeated by the requisite majority of votes of shareholders of the Company;
(d)   when any Control Person or any person acting jointly or in concert with a Control Person votes in favour of any proposal put before the shareholders of the Company other than by the Board of Directors of the Company and such proposal is in fact approved by the requisite majority of votes of shareholders of the Company;
(e)   when the Company’s shares listed on any of The Toronto Stock Exchange, NASDAQ, The New York Stock Exchange or the American Stock Exchange (each, a “Recognized Exchange”) are de-listed from such Recognized Exchange, provided that:
       (i)            the Company’s shares are not concurrently listed on another Recognized Exchange; and
               (ii)   at any time prior to such de-listing, the Company has become either or both of the following:
                       A.  controlled, directly or indirectly, by another person; or
                       B.   a subsidiary, directly or indirectly, of another person.

2.9    Interpretation

For purposes of section 2.8 and this section 2.9:

(a)    all references to “Company” shall mean and include a Merged Entity as defined in section 2.8(b);
(b)    all references to “Board of Directors” or “directors” shall mean and include Merged Directors, as defined in section 2.8(b), of a Merged Entity;
(c)    “Control Person” means a person who, either alone or together with any person acting jointly or in concert with such person, beneficially owns, or exercises control or direction over, 20 per cent or more of the outstanding voting or equity securities of any class of the Company;
(d)    it is a question of fact as to whether a person is acting jointly or in concert with a Control Person and, without limiting the generality of the foregoing, the following shall be presumed to be acting jointly or in concert with a Control Person:
       (i)    every person who, as a result of any agreement, commitment or understanding, whether formal or informal, with the Control Person or with any other person acting jointly or in concert with the Control Person, acquires or offers to acquire securities of the Company of the same class as those acquired by the Control Person;
       (ii)   every person who, as a result of any agreement, commitment or understanding, whether formal or informal, with the Control Person or with any other person acting jointly or in concert with the Control Person, intends to exercise jointly or in concert with the Control Person or with any other person acting jointly or in concert with the Control Person any voting rights attaching to any securities of the Control Person; and
       (iii)   every associate or affiliate (as such terms are used in the Ontario Securities Act) of the Control Person;
(e)    “person” includes an individual, company, partnership, party, trust, fund, association and any other organized group of persons and the personal or other legal representative of a person to whom the context can apply according to law;
(f)    a person shall be deemed to be an affiliate of another person if one of them is the subsidiary of the other or if both are subsidiaries of the same person or if each of them is controlled by the same person;
(g)    a person shall be deemed to be controlled by another person or by two or more persons if,
        (i)    voting securities of the first-mentioned person carrying more than 50 per cent of the votes for the election of directors are held, otherwise than by way of security  only, by or for the benefit of the other person or by or for the benefit of the other persons; and
         (ii)   the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of the first-mentioned person;
(h)    a person shall be deemed to be a subsidiary of another person if:
         (i)    it is controlled by,
                 A.    that other, or
                 B.     that other and one or more persons each of which is controlled by that other, or
                 C.     two or more persons each of which is controlled by that other; or
        (ii)    it is a subsidiary of a person that is that other's subsidiary;
(i)    a person shall be deemed to own beneficially securities beneficially owned by a person controlled by the person or by an affiliate of such person; and
(j)    a person shall be deemed to own beneficially securities beneficially owned by its affiliates.

ARTICLE 3 REMUNERATION AND BENEFITS

3.1    Annual Base Salary

The Company shall pay or provide to the Executive, for his services under this Agreement, an annual salary, effective as of June 1, 2007, of $160,000.00, and an annual car allowance of $6000.00, payable semi-monthly on the fifteenth and the second last banking day of the month as follows:

(a)    base salary of $6,666.67; and
(b)    car allowance of $250.00.

Should the fifteenth day of any month not be a business day, the base salary and car allowance otherwise due on such date shall be paid to the Executive on the immediately preceding business day.

3.2    Annual Review

The annual base salary and car allowance referred to in subsection 3.1 shall be reviewed in the last quarter of each fiscal year of the Company by the Board or Compensation Committee of the Board (the “Committee”), in consultation with the Executive, and shall be increased for the following fiscal year by such amount as is determined by the Board or the Committee, provided that in no event shall:

(a)    the base salary and car allowance be less than the base salary and car allowance payable in the previous fiscal year; and
(b)    the increase, in percentage terms, be less than the percentage increase in the Consumer Price Index, as published by Statistics Canada for the Greater Toronto Area, over the previous year.

3.3    Bonus

The Company will, within the first quarter of each fiscal year, pay to the Executive an annual bonus, based on the Company’s achievement of milestones agreed to by the Committee and the Executive of the prior fiscal year. Within the first quarter of each fiscal year, the Committee and the Executive shall agree to milestones of the Company and the bonus which will be awarded to the Executive if one or more milestones are achieved. The Company may, in addition to the foregoing, pay a bonus to the Executive from time to time based on performance or milestones achieved but not previously agreed.

3.4    Reimbursement of Expenses

The Company shall reimburse the Executive for all reasonable expenses incurred by him in the performance of this Agreement provided that the Executive provides the Company with written expense accounts with respect to each calendar month. Without limiting the generality of the foregoing but for greater certainty, the Company shall reimburse the Executive for insurance and maintenance costs related to maintaining a car.

3.5    Insurance

The Company shall provide the Executive with group life, long-term disability, extended medical and dental insurance coverage in accordance with the policies and procedures of the Company in effect and, to the extent permissible by law, the Company shall extend medical and dental insurance coverage to the Executive's wife and child dependents.

3.6    Directors and Officers Liability Insurance

Throughout the term of this Agreement, the Company shall provide the Executive with director's and officer's liability insurance appropriate to the nature of his responsibilities under this Agreement.

3.7    Vacation

The Executive shall be entitled to four weeks paid vacation for each fiscal year of the Company. In addition to the four weeks of paid vacation each fiscal year, the Executive shall be entitled to statutory holidays and the number of paid holidays provided for under the current policies and procedures of the Company. The Executive may take in a fiscal year any of the four weeks paid vacation earned but not taken in previous fiscal years, even if this would result in the Executive taking more than six weeks paid vacation in the fiscal year, provided that the Executive shall not be entitled to take more than 8 weeks paid vacation in any fiscal year, and provided further that any vacation to be taken in a fiscal year in excess of 4 weeks may only be taken at such times as are reasonably convenient to the Executive and the Company as approved by the President, such approval not to be unreasonably withheld. The Executive may elect at any time and from time to time to receive payment in lieu of vacation earned in previous years and not taken, in which event the Executive shall be paid normal salary for each day of such vacation earned and not taken. Any payment so received shall be deemed to constitute vacation taken. The parties agree that as at July 31, 2008, a total of 40 vacation days have been earned by the Executive, and not taken.

3.8    Other Benefits

In addition to any other compensation or benefits to be received by the Executive pursuant to this Agreement, the Executive shall be entitled to participate in all benefits which the Company may from time to time provide to its senior employees, including the granting of stock options as approved by the Board or a Board Committee.

3.9    Consideration

The Executive acknowledges that his salary has been increased partially in consideration of the terms and conditions of this Agreement, and in particular but without limitation, ARTICLE 4 Non-Solicitation, ARTICLE 5 Confidentiality and ARTICLE 6 Intellectual Property, and acknowledges that his increased salary constitutes sufficient consideration therefor.

ARTICLE 4 NON-SOLICITATION
4.1    Terms

During the term of this Agreement and for 24 months following the termination or of this Agreement, the Executive shall not:

(a)   solicit, offer to employ or engage or accept as an employee any person who is employed or engaged by the Company or any of its affiliates or who was so employed or engaged during any part of the 12 months immediately preceding the date of the Executive’s termination;
(b)   advise any person or entity not to do business with the Company or any of its affiliates or otherwise take any action which may reasonably result in the relations between the Company or any of its affiliates and any of its employees or customers or potential employees or customers being impaired; or
(c)   assist any person or entity to do any things set out in clauses (a) or (b) above.

ARTICLE 5 CONFIDENTIALITY AND NON-DISCLOSURE
5.1    Confidential Information

The term “Confidential Information” means any and all information concerning any aspect of the Company not publicly disclosed, which the Executive may receive or develop as a result of his engagement by or involvement with the Company, and including all clinical data, concepts, programs, processes, technical information, trade secrets, systems, business strategies, financial information and other information unique to the Company, its customers or principals. All Confidential Information, including notes, diagrams, reports, notebook pages, memoranda, biological and chemical materials and any excerpts thereof that include Confidential Information are the property of the Company or parties for whom the Company acts as agent or who are customers of the Company, as the case may be, and are strictly confidential to the Company and/or such parties. The Executive shall not make any unauthorized disclosure or use of and shall use his best efforts to prevent unauthorized disclosure or use of such Confidential Information.

5.2    Use of Confidential Information

Except in the necessary course of the business of the Company or as otherwise authorized by the Company, and in accordance with such restrictions or conditions as the Company may impose from time to time, the Executive will not:

         (a)    duplicate, transfer or disclose nor allow any other person to duplicate, transfer or disclose any of the Company’s Confidential Information;
         (b)    use the Company’s Confidential Information without the prior written consent of the Company; or
         (c)    incorporate, in whole or in part, within any domestic or foreign patent application any proprietary or Confidential Information disclosed by the Company.

5.3    Protection of Confidential Information

The Executive will safeguard all Confidential Information at all times so that it is not exposed to or used by unauthorized persons, and will exercise at least the same degree of care used to protect the Executive’s own Confidential Information.

5.4    Exception

The restrictive obligations set forth above shall not apply to the disclosure or use of any information which:

(a)   is or later becomes publicly known under circumstances involving no breach of this Agreement by the Executive;
(b)   is already known to the Executive at the time of receipt of the Confidential Information;
(c)   is lawfully made available to the Executive by a third party; or
(d)   is disclosed by the Executive pursuant to a requirement of a governmental department or agency or disclosure is otherwise required by operation of law, provided that the Executive gives notice in writing to the Company of the required disclosure immediately upon its becoming advised of such required disclosure and provided also that the Executive delays such disclosure so long as it is reasonably possible in order to permit the Company to appeal or otherwise oppose such required disclosure and provides the Company with such assistance as the Company may reasonably require in connection with such appeal or other opposition.

ARTICLE 6 INTELLECTUAL PROPERTY
6.1    Disclosure of Works

The Executive, acting in good faith, shall promptly disclose in writing to the Company all discoveries, inventions, ideas, developments, improvements, methodologies, designs, research data, know-how, works, creations and intellectual property (whether or not the same are capable of patent, copyright, industrial design or other intellectual property protection) developed, created, made, conceived or contributed to, solely or jointly, in whole or in part, by the Executive, during the period of his or her employment or engagement with the Company or within the period immediately following the resignation or termination of the Executive set forth in section 6.2 below (the “Period”), whether foreseeable or unforeseeable, and whether or not developed, created, made, conceived or contributed to prior to the execution of this Agreement, outside of Company time or at any premises other than the Company’s, which, wholly or partially:

       (a)    are related to the business or research and development of the Company;
       (b)    resulted from or with the use of any resources or facilities of the Company;
       (c)    resulted from or in connection with the Executive’s activities, duties or services for the Company; or
       (d)    were a result of using any proprietary or Confidential Information of the Company;

(collectively, the “Works”).

6.2    “Period”

The “Period” for Works described in section 6.1(a) is the greater of 1 year and the period, if any, during which the Executive is subject to a restriction on competition pursuant to any employment or consulting agreement entered into, or which may hereafter be entered into, with the Company. The “Period” for Works described in section 6.1(b), 6.1(c) and 6.2(d) is indefinite.

6.3    Ownership of Works

The Executive specifically acknowledges that all Works, including but without limitation those Works created during the Period immediately following the Executive’s resignation or termination, are works deemed to be made in the course of or as a result of his or her employment or engagement with the Company, and all right, title and interest in and to such Works shall vest in and be the exclusive property of the Company upon their creation. In addition, the Executive hereby waives all moral rights which the Executive may have in such Works. The Executive further acknowledges that part of his or her compensation as an employee of, or consultant to, the Company is compensation in respect of the provisions contained in this ARTICLE 6.

6.4    Assignments

The Executive will, at the request of the Company, execute all necessary applications, assignments and other documents and provide all necessary assistance during and subsequent to his or her employment or engagement, without further compensation but at the expense of the Company, to enable the Company or its nominees to acquire, perfect and maintain all rights, title and interest in and to such Works including without limitation patent and copyright protection in any and all countries, and to permit the Company and its nominees to enforce such rights. The Executive shall assign to the Company all patents or copyright protection respecting such Works filed in the name of the Executive. Should the Executive fail to cooperate with such assignment of a Work, then the

Executive, by execution of this Agreement, hereby appoints the President of the Company or his/her appointee as the Executive’s Attorney-in-Fact, with the specific power to create any patent, copyright or other intellectual property assignments required by law to perfect assignment to the Company of any Work on behalf of the Executive and the said President or his/her appointee will act in good faith in exercising such power, and not beyond the scope of his authority hereunder.

6.5    Records

The Executive will keep and maintain for the Company precise and up to date written records and materials for all Works, all copies of which shall be the property of the Company. The Executive shall not take any action, directly or by the assistance of any third party, which would adversely affect the value or the validity of legal protection of the records, materials or Works.

ARTICLE 7 TERMINATION
7.1    The Executive’s Right to Terminate

The Executive may terminate his employment under this Agreement:

(a)	at any time upon providing 60 days notice in writing to the Company;
(b)
upon a material breach or default of any term of this Agreement by the Company if such material breach or default has not been remedied within 30 days after written notice of the material breach or default has been delivered by the Executive to the Company;

(c)	at any time within 180 days of the date on which there is a Change of Control; or
(d)
within 30 days of being informed by or on behalf of the Board of Directors that the Executive is required to perform his services primarily at a location outside of the York Region Greater Metropolitan Toronto area, Province of Ontario.

For purposes of section 7.1(c), the parties acknowledge and agree that there may be more than one Change of Control during the term of this Agreement, and that section 7.1(c) shall apply to each successive Change of Control.

7.2    Company’s Right to Terminate

The Company may terminate the Executive’s employment under this Agreement at any time upon the occurrence of any of the following events

(a)	the Executive acting unlawfully, dishonestly, or in bad faith with respect to the business of the Company to the extent that it has a material and adverse effect on the Company;
(b)	the conviction of the Executive of an indictable offence under the Criminal Code involving fraud or dishonesty in respect of the Company;
(c)
a material breach or default of any term of this Agreement by the Executive if such material breach or default has had a material adverse effect on the Company and has not been remedied within 30 days after written notice of the material breach or default has been delivered by the Company to the Executive; or

(d)
the Executive dying or becoming permanently disabled. The Executive shall be deemed to have become permanently disabled if in any year during the employment period, because of ill health, physical or mental disability, or for other causes beyond the control of the Executive, the Executive has been continuously unable, as determined by two independent physicians of at least ten years' experience who are members in good standing of the Royal College of Physicians and Surgeons of Canada, to perform his duties for 180 consecutive days, or if, during any year of the employment period, the Executive has been unable, determined as set out above, to perform his duties for a total of 270 days, consecutive or not. The term “any year of the employment period” means any period of 12 consecutive months during the employment period.

7.3    Severance Payment for Termination under Section 7.1(b), 7.1(c), 7.1(d) or Voluntary Termination

In the event of:

(a)	the termination of the Executive's employment pursuant to Section 7.1(b), Section 7.1(c) or Section 7.1(d) of this Agreement; or
(b)	the voluntary termination of the Executive's employment by the Company in circumstances other than those contemplated under Section 7.2 hereof;
then
(c)	the Company shall pay to the Executive within ten days of such termination a severance payment equal to the sum of:

(i)	one years’ annual base salary and car allowance under section 3.1 in effect immediately prior to such termination (“Base Salary”); plus
(ii)
that number of months of Base Salary, if any, which is equal to the number of full years of employment worked by the Executive pursuant hereto from and after April 1, 2005, up to but not exceeding a maximum of one years’ Base Salary (for a maximum total payable under sections 7.3(i) and 7.3(ii) above, assuming the Executive provides his services continuously hereunder until or beyond 2017, of two years’ Base Salary,); plus.

(iii)	an amount equal to the amount of any bonuses paid to the Executive within the 12 months immediately prior to termination; plus
(iv)	all expenses incurred by the Executive up to the date of termination pursuant to ARTICLE 3 of this Agreement and not previously reimbursed; and

(d)
to the extent permitted under the Company’s life, disability, medical and other insurance or benefit plans in effect at any time during the 12 month period prior to termination and in which the Executive participated, the Company shall continue the coverage of the Executive under such plans for the number of months following termination which is equal to the number of months of annual Base Salary payable to the Executive under section7.3(c)(i), otherwise pay to the Executive the amount which the Executive shall be required to pay for the same type and amount of plan coverage for such period; and

(e)
the expiry date of any stock options of the Company held by the Executive at the date of termination shall be deemed to be extended, pursuant to section 7.1(e)(i) of the Company’s amended 2000 Stock Option Plan, to the earlier of the original expiry date of such options and 1 year following the date of termination of the Executive’s employment, such options shall continue to vest in accordance with their original vesting schedule during such extension, and the option agreement(s) evidencing such option(s) shall be deemed to be amended accordingly.

7.4    Voluntary Termination of the Executive by the Company

For greater clarity of Sections 7.1(b) and 7.3(b) of this Agreement, the occurrence of any of the following events shall be deemed not to constitute a material breach or default by the Company of this Agreement, but shall be deemed to constitute voluntary termination of the Executive’s employment by the Company, entitling the Executive to the severance payment set forth in section 7.3:

(a)
the Board fails to reappoint the Executive as Vice President, Research or comparable officer of the Company immediately following the close of each annual general or other meeting of the  Company at which directors are elected;

(b)	the Board removes the Executive from the position of Vice President, Research or comparable officer of the Company; or
(c)	the Board changes the Executive’s responsibilities or authority in a fundamental respect and such change is not accepted by the Executive.

7.5    Payment following Termination under Section 7.2(a), 7.2(b), or 7.2(c)

In the event of the termination of the Executive's employment pursuant to Sections 7.2(a), 7.2(b), or 7.2(c) of this Agreement, the Company shall pay to the Executive the full amount of compensation accrued pursuant to subsection 3.1 of this Agreement as of the date of termination.

7.6    Severance Payment for Termination under Section 7.2(d)

In the event of the termination of the Executive's employment pursuant to Section 7.2(d) of this Agreement, the Company shall pay the following amounts to the Executive within ten days of the termination:

    (a)           the amount of compensation accrued pursuant to subsection 3.1 of this Agreement as of the date of termination;
    (b)           the amount of compensation payable under subsection 3.1 of this Agreement for one year after the date of termination; and
    (c)   an amount equal to the annual bonus most recently paid to the Executive pursuant to subsection 3.3 of this Agreement multiplied by the fraction of which the number of days between the fiscal year end of the Company related to the bonus and the date of termination is the numerator, and 365 is the denominator.

7.7    Remedies

The right of the Company to terminate the employment of the Executive under Section 7.2(a), 7.2(b) and 7.2(c) hereof and the right of the Executive to terminate his employment under Section 7.1(b) hereof are in addition to and not in derogation of any other remedies which may be available to the Company or the Executive at law or in equity.

7.8    Transition and Return of Property

Upon the termination of Executive’s employment with the Company, the Executive will deliver to the Company all books, records, lists, brochures and other property or intellectual property rights belonging to the Company or developed in connection with the business of the Company, and will execute such transfer documentation as is necessary to transfer such property or intellectual property rights to the Company. In addition, following termination of the Executive’s employment with the Company, the Executive will provide the Company with all such assistance and cooperation as the Company may reasonably require to enable a smooth transition of the duties and responsibilities of the Executive to such other individual as the Company shall appoint.

ARTICLE 8 GENERAL

8.1    Personal Nature

The obligations and rights of the Executive under this Agreement are personal in nature, based upon the singular skill, qualifications and experience of the Executive.

8.2    Right To Use Employee’s Name And Likeness

During the term of this Agreement, the Executive hereby grants to the Company the right to use the Executive’s name, likeness and/or biography in connection with the services performed by the Executive under this Agreement and in connection with the advertising or exploitation of any project with respect to which the Executive performs services for the Company.

8.3    Legal Advice

The Executive hereby represents, warrants and acknowledges to the Company that he has had the opportunity to seek and was not prevented nor discouraged by the Company from seeking independent legal advice prior to the execution and delivery of this Agreement and that, in the event that he did not avail himself of that opportunity prior to signing this Agreement, he did so voluntarily without any undue pressure by the Company or otherwise, and agree that his failure to obtain independent legal advice shall not be used by him as a defence to the enforcement of his obligations under this Agreement.

8.4    Waiver

No consent or waiver, express or implied, by any party to this Agreement of any breach or default by any other party in the performance of its obligations under this Agreement or of any of the terms, covenants or conditions of this Agreement shall be deemed or construed to be a consent or waiver of any subsequent or continuing breach or default in such party’s performance or in the terms, covenants and conditions of this Agreement. The failure of any party to this Agreement to assert any claim in a timely fashion for any of its rights or remedies under this Agreement shall not be construed as a waiver of any such claim and shall not serve to modify, alter or restrict any such party’s right to assert such claim at any time thereafter.

8.5    Notices

         (a)          Any notice relating to this Agreement or required or permitted to be given in accordance with this Agreement shall be in writing and shall be personally delivered or mailed by registered mail, postage prepaid to the address of the parties set out on the first page of this Agreement. Any notice shall be deemed to have been received if delivered, when delivered, and if mailed, on the fifth day (excluding Saturdays, Sundays and holidays) after the mailing thereof. If normal mail service is interrupted by strike, slowdown, force majeure or other cause, a notice sent by registered mail will not be deemed to be received until actually received and the party sending the notice shall utilize any other services which have not been so interrupted or shall deliver such notice in order to ensure prompt receipt thereof.
         (b)          Each party to this Agreement may change its address for the purpose of this Section 8.5 by giving written notice of such change in the manner provided for in this Section.

8.6    Applicable Law

This Agreement shall be governed by and construed in accordance with the laws of the province of Ontario and the federal laws of Canada applicable therein, which shall be deemed to be the proper law hereof. The parties hereto hereby submit to the jurisdiction of the courts of Ontario. All obligations of the parties under this Agreement are subject to receipt of all necessary approvals of the applicable securities regulatory authorities.

8.7    Severability

If any provision of this Agreement for any reason be declared invalid, such declaration shall not affect the validity of any remaining portion of the Agreement, which remaining portion shall remain in full force and effect as if this Agreement had been executed with the invalid portion thereof eliminated, and it is hereby declared the intention of the parties that they would have executed the remaining portions of this Agreement without including therein any such part, parts or portion which may, for any reason, be hereafter declared invalid.

8.8    Entire Agreement

This Agreement constitutes the entire agreement between the parties hereto and supercedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written and there are no representations or warranties, express or implied, statutory or otherwise other than set forth in this Agreement and there are no agreements collateral hereto other than as are expressly set forth or referred to herein. This Agreement cannot be amended or supplemented except by a written agreement executed by all parties hereto.

8.9      Arbitration

In the event of any dispute arising with respect to any matter relating to this Agreement, the matter in dispute shall be referred to a single arbitrator under the Commercial Arbitration Act then in effect in Ontario, except in a case where this Agreement explicitly provides for another remedy or dispute resolution process, as in Section 8.14 of this Agreement.

8.10    Non-Assignability

This Agreement shall not be assigned by any party to this Agreement without the prior written consent of the other parties to this Agreement.

8.11    Burden And Benefit

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns.

8.12    Time

Time is of the essence of this Agreement.

8.13    Survival

ARTICLE 4, ARTICLE 5, ARTICLE 6, and sections 7.7 and 7.8 of this Agreement shall survive the termination of the Executive’s employment with the Company and the termination of this Agreement.

8.14    Equitable Remedies

The Executive acknowledges that any breach by him of any provision of ARTICLE 4, ARTICLE 5 or ARTICLE 6 may result in material damage to the Company which cannot be adequately compensated by a monetary award, and consents to the issuance of an injunction or other equitable remedy to prohibit, prevent or enjoin any such breach.

8.15    Counterparts

This Agreement may be executed in counterparts and such counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties have duly executed this Agreement as of the date set out on the first page, with effect as of June 1, 2007.

HELIX BIOPHARMA CORP.

Per: /s/ Gordon M. Lickrish

Authorized Signatory                            /s/ Heman Chao
                          HEMAN CHAO